MACKINAC FINANCIAL CORPORATION

130 SOUTH CEDAR STREET

MANISTIQUE, MICHIGAN 49854

August 14, 2012

Michael R. Clampitt, Esq.

David Lyon, Esq.

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mackinac Financial Corporation
Registration Statement on Form S-1
Amended August 8, 2012
File No. 333-182724

Dear Mr. Clampitt and Mr. Lyon:

On behalf of Mackinac Financial Corporation, a Michigan corporation (the “Corporation”), and pursuant to the Securities Act of 1933, as amended, we have filed with the Securities and Exchange Commission (the “SEC”) an Amendment No. 2 to a Registration Statement on Form S-1 (File No. 333-182724)(the “Registration Statement”).  Such filing was prepared in response to the comments of the SEC’s staff (the “Staff”) as set forth in a comment letter dated August 13, 2012.

Enclosed with this letter are two copies of the Registration Statement, one set of which are in the form that have been filed with the SEC and the other set which has been marked against the Registration Statement as previously filed on August 8, 2012 to indicate all of the changes we have made.

In order to facilitate the Staff’s review of the Registration Statement, wherever practicable all disclosures which were not completed in the prior filing of the Registration Statement on Form S-1 have been completed.  In addition, all disclosures have been updated to the latest practicable date.

The action taken by, or the response of, the Corporation with respect to each comment contained in your August 8, 2012 comment letter is set forth below.  For convenience of the Staff, the Staff’s comments have been included in their entirety followed by the Corporation’s response.  Where appropriate, the responses include a reference to the relevant pages of the Registration Statement, as filed with the SEC. Capitalized terms used but not defined herein shall have the meanings for such terms that are set forth in the Registration Statement.

SEC STAFF COMMENT

Form S-1 Cover Page

1.                                      You have registered a warrant and its underlying common stock, but you don’t discuss the sale of the warrant in your proposed prospectus. Please revise to disclose that the warrant will not be sold at this time or remove it from the registration statement.

REGISTRANT’S RESPONSE

In response to the Staff’s comment, the Corporation has revised the cover page of the prospectus supplement to disclose that the Warrant is not being offered and sold by Treasury at this time.

Prospectus Cover Page

2.                                      The principal underwriter must be named on the cover. In addition, the minimum price must also be disclosed. Please confirm that the registrant will file a pre-effective amendment naming the underwriters and disclosing the minimum price.

REGISTRANT’S RESPONSE

The Corporation confirms that it will file a pre-effective amendment naming the underwriters and disclosing the minimum price.

Incorporation, page S-iii

3.                                      Please update to reflect your latest Form 10-Q for the quarter ended June 30, 2012, when filed.

REGISTRANT’S RESPONSE

In response to the Staff’s comment, the Corporation has revised pages S-iii, S-9. S-12. S-23, 8 and 11 of the Registration Statement to incorporate by reference the Corporation’s Form 10-Q for the quarter ended June 30, 2012, as filed on August 14, 2012 and to update certain financial information.

Recent Developments, page S-1

4.                                      Consider deleting this heading. Discuss your possible bidding at “the Offering.” Briefly disclose the results of your recent rights offering and sale of stock to SCI under “Company Information.” And consider providing generic information in the body of the text.

REGISTRANT’S RESPONSE

In response to the Staff’s comment, the Corporation has revised pages S-1 and S-2 of the Registration Statement by (i) deleting the heading “Recent Developments,” (ii) discussing the Corporation’s possible bidding at “the Offering,” (iii) disclosing the results of the Corporation’s recent rights offering and sale of stock to SCI under “Company Information,” and (iv) providing generic information in the body of the text.

The Offering, page S-5

5.                                      If there are specific suitability standards for bidders, such as a minimum net worth, please summarize these factors under appropriate subheading, with quantification. If there are none, so state.

REGISTRANT’S RESPONSE

The Corporation advises the Staff that as disclosed on page S-30 of the Registration Statement, each auction agent, network broker and any other broker that submits bids through the auction agents or any network broker will individually apply its own suitability standards in accordance with the applicable requirements and guidelines of FINRA in evaluating whether an investment in the Preferred Shares is appropriate for any particular investor.  No minimum net worth standard is being required of such auction agents or brokers in individually setting and applying their own suitability standards in accordance with applicable laws and regulations.

Auction Process, page S-5

6.                                      At the last paragraph on page S-5, please clarify that the first and second capital ratio tables assume that you acquire all of the preferred shares.

REGISTRANT’S RESPONSE

In response to the Staff’s comment, the Corporation has revised page S-5 to clarify that the first and second capital ratio tables assume that the Corporation acquires all of the preferred shares.

Bid Submission Deadline, page S-9

7.                                      Please disclose that bidders using brokers who are not a network broker for the offering may have less time to submit a bid. Taking into account that the bidding period is only two days, quantify the impact of this situation, both here and at the related risk factor on page S-21. You may also want to encourage investors to use a network broker to place their bids.

REGISTRANT’S RESPONSE

The Corporation advises the Staff that as described in the risk factor, placing bids with an auction agent is the most efficient approach to place bids since both network brokers and non-network brokers impose earlier deadlines, as much as one day, to allow time to aggregate the customers’ bids and transmit them to the auction agents.  In response to the Staff’s comment, the Corporation has revised the disclosure on pages S-6, S-30 and S-32 of the Registration Statement and the risk factor on page S-21 of the Registration Statement informing investors of the potential for delay which we believe could be up to one day and that investors concerned with timely submission should place bids with the auction agents.

General Underwriting

8.                                      Supplementally advise the staff if any of the underwriters who have participated in developing the minimum price for this offering, or who have assisted your company in any capital raising activities in the last year, have any affiliates or other related parties that intend to participate in the bidding.

REGISTRANT’S RESPONSE

The Corporation advises the Staff that the underwriters do not develop the minimum price.  The underwriters and the Treasury’s advisors, if and to the extent requested by the Treasury, may each provide their independent views on the minimum price for the Treasury to consider.  The minimum price is ultimately independently determined by the Treasury based on its own pricing model.

In addition, the Corporation advises the Staff that the underwriters have not assisted the Corporation in capital raising activities in the past 12 months and that entities that are affiliates or related parties of the respective underwriters may or may not participate in the bidding; however, none of the underwriters share any non-public information, including any views on the minimum price, with such affiliates or related parties.

As reflected in the above information, our documents have been amended in response to these comments.

If you have any additional questions, please do not hesitate to contact me at 906-341-7158.  Thank you.

Sincerely,

/s/ Ernie R. Krueger
Ernie R. Krueger
EVP/Chief Financial Officer
Mackinac Financial Corporation